Chrysler Center 666 Third Avenue
New York, NY 10017
Todd E. Mason | 212 692 6731 | temason@mintz.com	212-935-3000
212-983-3115 fax
www.mintz.com
December 10, 2009
VIA EDGAR TRANSMISSION
Lyn Shenk, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Aries Maritime Transport Limited Form 20-F for the fiscal year ended December 31, 2008 File No. 001-32520
Ladies and Gentlemen:
     On behalf of Aries Maritime Transport Limited (the “Company” or “Aries”), we respond as follows to the Staff’s legal comments dated November 23, 2009 relating to the above-captioned Form 20-F. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to such comment immediately thereafter.
Form 20-F for the fiscal year ended December 31, 2008
Item 3. Key Information, Selected Financial Data, page 3
1.	Please revise the disclosure of management’s justification for presenting the non-GAAP measure, Adjusted EBITDA, to explain specifically why this measure provides useful information to investors. The measure is being presented as a performance measure with several items being excluded. In this case, it is particularly important to thoroughly discuss why the measure excludes items that are integral to the purpose for which the measure is used. Also in this regard we note that your debt agreement contains a ratio of EBITDA to interest expense covenant. It appears that the presentation of this ratio, and thus using EBITDA as a liquidity measure, is material to an investor’s understanding of the liquidity of the company and would be more meaningful to investors than as it is currently presented (as a performance measure). Please refer to the Frequently Asked Questions on the Commission’s website at www.sec.gov/divisions/corpfin/faqs/nongaap.htm and revise appropriately.
     Response:
     The Company recently underwent a change in management and on a going forward basis,
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
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Securities and Exchange Commission
December 10, 2009

including in its anticipated filing on Report on Form 6-K reflecting the results of operations for the three and nine months ended September 30, 2009, management will specifically disclose why the use of Adjusted EBITDA will provide useful information to investors. The Company anticipates disclosure substantially as follows:
EBITDA represents net income before interest, taxes, depreciation and amortization. The Company uses EBITDA because it believes that EBITDA is a basis upon which liquidity can be assessed and because it believes that EBITDA presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness. The Company also believes that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA represents EBITDA before other non-cash items such as gains on sales of assets, stock-based compensation expense, claim provisions, doubtful receivables, impairment loss and the effect of the amortization of the deferred revenue due to the assumption of charters associated with certain vessels acquisitions. EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures.
Item 5. Operating and Financial Review and Prospects
Results of Continuing Operations, page 40
2.	Please expand your discussion on operating results to ensure that you quantify all material factors to which variances within an item are attributed. For example, you state that general and administrative expenses increased due to an increase in staff, higher third party fees, and stock grants but do not quantify these factors.
     Response:
     As previously indicated, the Company recently underwent a change in management and in connection with such change the Company will expand its discussion with respect to its results of operation to quantify all material factors to which variances within an item are attributed. The Company expects such expanded discussion to be included in its anticipated filing of its Report on Form 6-K reflecting its results of operations for the three and nine months ended September 30, 2009.
Note 2: Summary of Significant Accounting Policies
Impairment of Long-Lived assets, page F-10
3.	We note that events and circumstances, which are still present, caused you to perform an interim impairment assessment of long-lived assets. As these conditions continue to persist and four of your period charters are expiring (or have expired) in 2009, please tell us whether an additional impairment assessment has been performed indicating further impairment of your vessels. Please tell us the

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 10, 2009

results of your most recent impairment assessment. If no impairment was deemed necessary, please tell us your basis for your conclusion including whether any new contracts have been entered into.
     Response:
     An additional impairment assessment was performed during the three months ended September 30, 2009 which resulted in a total impairment loss of $91.6 million. Such results were announced in the Company’s press release dated November 16, 2009 and will be included in the Company’s anticipated filing of its Report on Form 6-K reflecting its results of operations for the three and nine months ended September 30, 2009. In light of current market conditions and pursuant to the standard requirements, the Company evaluated the carrying amounts of its long-lived assets. The significant factors and assumptions the Company used in undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenues assumptions were based on a number factors for the remaining life of the vessel, including: (a) contracted time charter rates up to the end of life of the current contract of each vessel; (b) historical average time charter rates; (c) current market conditions; and (d) the respective vessel’s age, as well as considerations such as scheduled and unscheduled off-hire revenues based on historical experience. Operating expenses, assumptions included an annual escalation factor, while estimated fair market values for each vessel were obtained by third-party valuations for which management assumes responsibility for all assumptions and judgments used.
Note 21: Subsequent Events, page F-29
4.	Please tell us how you plan to value and account for the purchase of three Capesize drybulk carriers from Grandunion Inc. and your basis for such determination.
     Response:
     The purchase of the three vessels from Grandunion Inc. (“Grandunion” or “GU”) was undertaken in conjunction with an approximately $400 million recapitalization of the Company. All of the following transactions occurred simultaneously (all contingent upon each other) on October 13, 2009:
i)	infusion of capital through a $145.0 million convertible note financing;

ii)	refinancing of the existing $221.4 million senior debt;

iii)	a shareholder voting agreement; and

iv)	transfer of three vessels in exchange for common stock.
     As a consequence of this transaction, Grandunion, a company controlled by Michail Zolotas and Nicholas Fistes, acquired control of Aries. The three vessels represent a small portion of Aries’ fleet both in terms of the number of vessels (there are now 14 vessels including the three acquired from GU), value and contribution to revenue and cash flow.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 10, 2009

     After taking into account the facts, as further summarized in Appendix A, and the authoritative guidance, the Company intends to report the following presentation:
(1)	Aries’ historical results are reflected as the predecessor;

(2)	a new basis of accounting is applied to Aries at the consummation date; and

(3)	the three GU vessels are considered an asset acquisition and recorded by Aries at GU’s historical cost basis.
Note: (2) and (3) will represent the combined successor accounts as of October 14, 2009 separated by a black-line from the predecessor accounts.
     The Company believes this presentation most closely aligns with the economics of the transactions, the fact that the weight of the evidence supports exchange of vessels as an acquisition of assets by Aries in this case and that the historical results of Aries as predecessor would result in the most meaningful presentation compared to the GU vessels given the relative size and economics of the vessels and in the context of the transactions undertaken in connection with the recapitalization.
     Other
5.	Please tell us how you plan to account for the issuance of the $145 million of 7 percent senior notes, which are convertible at $.75 per share. In this regard, we note that the closing market price of your stock on the date of closing, October 13, 2009, was $1.27 per share.
     Response:
     The issuance of the $145.0 million in aggregate principal amount of 7% senior unsecured convertible notes due 2015 (the “7% Notes”) was undertaken in conjunction with the recapitalization of the Company. The 7% Notes are convertible into shares of common stock at a conversion price of $0.75 per share.
     The issuance of the 7% Notes was pursuant to an Indenture between Aries and Marfin Egnatia Bank S.A., and a Note Purchase Agreement, executed by each of Investment Bank of Greece (IBG) and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100,000 outstanding principal amount of the 7% Notes and the remainder is owned by Focus Maritime Corp., a company controlled by Mr. Zolotas (a 50% shareholder of Grandunion). All of the outstanding 7% notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A.
     In connection with the issuance of the 7% Notes, Aries entered into a Registration Rights Agreement (the “Note Registration Rights Agreement”) providing certain demand and other registration rights for the convertible notes and shares of common stock underlying the 7% Notes.
     Warrants were issued to IBG to purchase common shares of Aries having an exercise price of $2.00 per common share, exercisable for five years and contain a cashless exercise feature. The warrants were issued to IBG as consideration for underwriting the 7% Notes.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 10, 2009

Transaction Accounting
     In determining the appropriate accounting for the 7% Notes, management is giving consideration to the embedded conversion options, other embedded features (other than the conversion options) and whether there is a beneficial conversion feature (“BCF”). Management is still determining the full accounting implications of this transaction, as well as performing the related valuations.
     The 7% Notes have two embedded conversion options — (1) An “Any time” conversion option and (2) A “Make Whole Fundamental Change” conversion option. Based on management’s preliminary evaluation, the embedded conversion options will be accounted for, as follows:
(1)	The “Any time” conversion option was evaluated under FAS 133(ASC 815). Although management believes that this conversion option does meet the definition of a derivative, as defined under FAS 133(ASC 815), management preliminarily believes that this embedded conversion option would meet the FAS 133 (par 11.a.) (ASC 815-10-15) scope exception, as it is both (1) indexed to its own stock and (2) would be classified in stockholders’ equity, if freestanding. As a result, management has preliminarily determined that this conversion option will not be bifurcated and separately accounted for.

(2)	The “Make Whole Fundamental Change”[1] conversion option was evaluated under FAS 133(ASC 815) and meets the definition of a derivative. However, management preliminarily believes that this embedded conversion option would not meet the FAS 133 (par 11.a.) (ASC 815-10-15) scope exception. Management preliminarily believes that this conversion option can not be considered indexed to its own stock. Management made this preliminary determination, because this conversion option contains a settlement provision that gives the holder 10% more shares upon a “Make Whole Fundamental Change.” Management preliminarily believes that this 10% adjustment is not a variable that would typically be used to determine the fair value of a fixed-for-fixed forward or option on equity shares. As a result, management has preliminarily determined that the conversion option will need to be bifurcated from the host contract and separately accounted for.
     As noted by the Staff, the Company’s market price on the date of issuance was $1.27 and the stated conversion price is $.75. Since the “Any time” conversion option will not be bifurcated, the Company plans to account for the BCF as a contra liability (discount) that will be amortized into the income statement over a period that is still being evaluated. The BCF will be shown net of the carrying value of the 7% Notes within long-term liabilities of the balance sheet.

[1]	“Make Whole Fundamental Change” is defined as any transaction or event that constitutes a Fundamental Change that occurs on or prior to the second anniversary of the Issue Date and pursuant to which at least ten (10) percent of the consideration received in connection therewith consists of cash and /or shares of common stock that are not Publicly Traded Securities.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 10, 2009

     The 7% Notes contain a “Fundamental Change”2 put option that allows holders to require Aries to repurchase all or a portion of their Notes in cash at par plus accrued and unpaid interest only if a “fundamental change” occurs. The Company is still evaluating whether this put option meets the criteria under FAS 133(ASC 815) in order to determine whether the put option requires bifurcation and separate accounting.
     Management preliminarily determined that the warrants meet the definition of a derivative, as described in FAS 133(ASC 815). In addition, management has preliminarily determined that the warrants do not qualify for the FAS 133 (par 11.a.) (ASC 815-10-15) scope exception, because they are not considered indexed to their own stock. The warrants provide for an adjustment to the exercise price in the event of a “Make Whole Fundamental Change.” This provision gives the holder 10% more shares in the event of a Make Whole Fundamental Change. Management preliminarily believes this 10% adjustment is not a variable that would typically be used to determine the fair value of a fixed-for-fixed forward or option on equity shares. As a result, the warrants are expected to be recorded as a derivative liability at fair value and will be marked-to-market each reporting period.
     Closing Comments
     At the request of the Staff, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me directly should you require any further information with respect to this filing.

Very truly yours,

/s/	Todd E. Mason

Todd E. Mason

[2]	Fundamental Change is defined as the filing of a Schedule TO, a transaction (s) that will convert the common stock into cash, securities or other property or the sales, lease or transfer of substantially of the consolidated assets, the then directors cease to constitute at least a majority of the Board Directors, approval of liquidation or dissolution and common stock ceases to be listed on the NASDAQ.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 10, 2009

APPENDIX A
Background
Aries Maritime Transport Limited (“Aries” or the “Company”) is a NASDAQ publicly listed company (RAMS) and qualifies as a foreign private issuer that prior to the recapitalization transactions on October 13, 2009, operated a fleet of nine double-hull product tankers and two container ships and was majority owned (52%) by Rocket Marine Inc., (a company controlled by two former directors and principal shareholders of Aries). On October 13, 2009, Aries consummated an integrated transaction with Grandunion Inc. (“Grandunion” or “GU”) and other parties.

Private Company	Beneficial Owner(s)
Grandunion Inc.	Michail Zolotas (50%) and Nicholas Fistes (50%)
Focus Maritime Corp.	Michail Zolotas (100%)
All the following transactions occurred simultaneously (all contingent upon each other) and represented an approximately $400 million recapitalization of Aries, as described below:
•	Aries issued $145.0 million in aggregate principal amount of 7% senior unsecured convertible notes due 2015 (the “7% Notes”), substantially all of which were issued to Focus Maritime Corp. (“Focus)”, a company controlled by one of Grandunion’s beneficial owners — Mr. Zolotas. All of the outstanding 7% Notes owned by Focus are pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. (“Marfin Bank”). The 7% Notes are convertible into shares of common stock at a conversion price of $0.75 per shares. The 7% Notes are convertible at any time (each $10,000 note is convertible into 13,333.33 common shares of Aries) and, if fully converted, would result in the issuance of approximately 193 million newly issued Aries’ common shares.
•	Aries’ existing syndicate of lenders entered into a new $221.4 million Facility Agreement to refinance its existing revolving credit facility on its existing 11 vessels. The Company applied $20.0 million of the proceeds from the 7% Notes to reduce the outstanding amount under the Facility Agreement to reduce it to $201.4 million. The Facility Agreement has been structured to provide favorable amortization, with $38.0 million payable in nineteen $2.0 million quarterly installments, and a $163.4 million repayment due in October 2014, as well as providing for a waiver of all financial covenants (excluding working capital and minimum liquidity covenants), for a period ranging from 30 to 36 months.
•	Grandunion transferred 100% ownership in 3 vessels through the transfer of the shares of three wholly-owned subsidiaries (assets with an approximate fair value of $73 million and related debt of $37 million were transferred — a net value of $36 million) to Aries in exchange for 18,977,778 newly issued Aries’ common shares at a price of $1.27 ($24.1 million) which resulted on such date in 39.6% ownership of Aries by GU (the value of the shares issued to Grandunion represented approximately 5% of the total $400 million recapitalization). The primary purpose for the transfer of vessels was to decrease Aries’ overall leverage percentage of outstanding debt to vessel fair value (see bullet 1 above) which is one of the key debt covenant terms for Aries. Each of the three acquired vessels has an underlying charter agreement, varying in length from 2.4 months to 89.1 months, which was in

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 10, 2009

place prior to this transaction and was transferred, after approval by the charterer to Aries along with the vessel.

•	GU was unwilling to enter into the transaction if Rocket Marine was still able to wield significant influence over Aries. Therefore, a voting agreement between Grandunion and Rocket Marine was entered into for which Grandunion transferred 2,666,667 Aries’ common shares to Rocket Marine in exchange for control over the voting rights relating to the shares owned by Rocket Marine and its affiliates (resulting in GU common equity ownership decreasing to 34% on the date of the transaction). As a result of the voting agreement, Grandunion gained control of 71% of the vote of Aries’ common shareholders on the date of the transaction. The voting agreement is in place for as long as Rocket Marine owns the shares. The voting agreement contains a lock-up period until December 31, 2011, which in the case of transfer or sale by Rocket Marine, requires the approval of Grandunion.
In summary, the private companies, owned by Michail Zolotas and Nicholas Fistes, contributed the following:

Private Company	Contributions to the transactions

Grandunion Inc.	Contributed the three vessels and entered into voting agreement with Rocket Marine

Focus Maritime Corp.	Purchased all but $100,000 of the $145.0 million convertible 7% Notes
          As a result of the steps within the recapitalization transaction, Aries’ capitalization before and after the transaction was as follows as of October 14, 2009:

	Prior to	Subsequent to
	recapitalization	recapitalization

Short-term Debt	$221,430	$34,240
Long-term Debt	—	224,590
Convertible debt	—	145,000
Shareholders Equity/Deficit	(57,875)	(33,775)

Total	$163,555	$370,055

          As noted above, there were a number of prerequisites to this recapitalization transaction including the issuance of $145.0 million of new debt, restructuring of the existing debt facility and execution of a shareholders voting agreement, before Grandunion would agree to the terms to sell the vessels to Aries and receive a 34% equity ownership. The voting agreement gave GU the voting power over the Aries shares held by Rocket Marine and, therefore, resulted in GU having a greater than 50% voting interest.
          In connection with these transactions, the Aries’ Board of Directors was reconstituted, resulting in an increase in the size of the Board from five to seven members, of which six are newly appointed. In addition, the new management of Aries will be led by the two beneficial owners of Grandunion as

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 10, 2009

Chairman of the Board and President/CEO. Furthermore, the following management decisions were made impacting Aries:
▪	Hired Allan Shaw as CFO, who had no previous affiliation with either Aries or GU.

▪	The former COO of GU has assumed this role at Aries.

▪	A new management company will be hired for the three vessels, Newlead Shipping S.A. (which is owned by principal shareholders of GU).
Transaction Accounting
          In determining the appropriate accounting for this transaction by Aries, management considered the business combination accounting standards including the determination of whether the vessels exchanged by GU for Aries shares constitute a “business” or “assets.”
          The standard, in section ASC 805-10-20, defines a business as: “An integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”
          Per ASC 805-10-65-1 (formerly FAS 141(R).A4), a business consists of “inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business.” In general terms a vessel comes without any processes required for its operations. (i.e., even if you only had a vessel with a charter, such vessel could not operate without technical, operational and commercial management, etc.).
          Generally, the key processes related to vessels include the following:
•	The charter is a service contract between the vessel owning company and the charterer. A vessel subject to a charter can not be transferred to a new owner without the charterer’s consent. The chartering of the vessel is contracted to a third party broker.

•	The management company provides the technical management of the vessel. The technical manager is responsible for the overall operations of the vessel, such as: organizing the repairs, overseeing the dry docking and special surveys, ordering fuel and lubricants, ordering spare parts and organizing the insurance.

•	The manning agent is responsible for hiring the crews, managing the crews, payroll, handling the contracts with the crews and ensures changing of crews goes smoothly. The manning agent reports to the management company.

•	The vessel crew is responsible for operations on the vessel.

•	In the shipping industry, the management company can also perform the commercial management (negotiating and securing charters with brokers) or companies can have an internal chartering department.

•	Legal counsel is responsible for registering the new acquired vessel owning subsidiaries and changing the flags (country registration).

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 10, 2009

          The determination as to whether or not individually and/or collectively the transferred vessels are businesses or assets is highly dependent on the individual facts and circumstances. However, the historical general industry practice for registrants in the shipping industry has been that a transferred vessel (with a charter only) would be considered an asset purchase and would not qualify as a business. While the Company understands that the definition of a business has recently been broadened under revised FASB standards, our view is that the vessels exchanged in this transaction do not represent a “business” under the new definition in ASC 805-10-20 due to the significant processes that are not part of the exchange and in the context of this broader recapitalization transaction as enumerated below.
          In this transaction between Aries and Grandunion, each of the GU vessels transferred with its individual charter and respective vessel crews. The transfer of the charter to the new party is subject to formal approval by the charterer. This approval process is a legal requirement and could be invoked, however historically this requirement has not prevented transactions from consummation. Crews are employees of unrelated companies engaged by contract. The crews whose contracts expired on or shortly after the transaction closing date were made redundant and were replaced with a new crew hired by the new manning agent appointed by GU. The other crews under contract were given the choice to continue to work until their contracts expire or be made redundant.
          The transfer of the vessels with charters and crews could indicate that the three GU vessels represent a business, however, there are substantive processes and activities that are not transferring as part of the exchange of the GU vessels for Aries shares (although all of Aries’ operations are subject to GU’s control after the transaction). The processes and activities not exchanged with the vessels included:
•	A new management company will be hired for the three GU vessels, Newlead Shipping S.A. (which is owned and operated by the principal shareholders of GU). The new executive management team does not want the GU vessels to be managed by Aries’ historical management company. GU has several management companies it utilizes to manage its private fleet and Newlead Shipping S.A. was recently established to continue the management of the transferred vessels under the control of GU. The management company provides the technical management for the vessel and the technical manager is responsible for the day-to-day overall operations of the vessel.

•	A new manning agent will be hired (not expected to be related to GU) under the direction of the new management company, Newlead Shipping S.A.

•	An internal chartering department may ultimately be set up in-house by Aries. However, since the GU vessels have existing charters, the future commercial management of these vessels has not yet been determined. For the Aries’ vessels, the brokers that were used prior to the date of the transaction will be replaced with new brokers.
          On a stand alone basis, the Company believes that a vessel with only a charter and crew is not a complete set of integrated activities as the management company (including technical manager), manning agent and commercial management are required to not only produce a return, but to enable the acquired vessels to function in the manner in which it is intended by the acquirer.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 10, 2009

          As the vessels are not considered to constitute a business, they would be considered a transfer of assets in this transaction. While an exchange of assets would normally be accounted for at fair value, since the three GU vessels are controlled by GU both before and after the transaction (albeit through Aries), the Company believes the vessels must be recorded at historical basis in the Aries financial statements. The question then becomes what accounting (historical basis vs. new basis) is most appropriate to be applied to Aries financial statements based on the economics of the transaction.
          At the time of recapitalization GU controlled approximately 71% of Aries — less than 80% for which push down accounting would expected under SAB Topic 5J. Due to the change in control and based on the economics of the transaction the Company believes it is more appropriate to reflect a new basis of accounting for the historical Aries business (i.e., it does not appear to be appropriate for Aries to account for the transaction as a recapitalization where neither the historical Aries business nor the vessels received by Aries are stepped up to fair value since Aries did experience a change in control).
          Determining whether the GU vessels constitute a business is important for identifying the predecessor entity. If the vessels were determined to be a “business” under ASC 805-10-20 (formerly FAS 141(R)), then there has been a business combination between the GU vessels and Aries. The determination of the accounting acquirer would be made based on the criteria in ASC 805-55-11 through 55-15 (formerly FAS 141(R)) and would appear to indicate that the GU vessels would be the acquirer (principally due to the fact that control over Aries has been gained by GU as a result of the transactions, and GU did not lose control over the vessels). The Company did consider that if the GU vessels exchanged were determined to be a business under ASC 805-10-20, the transaction would represent a business combination in which the GU vessels acquired Aries (thus resulting in the three GU vessels being presented as the predecessor). However, since management has concluded that the vessels are an asset acquisition and that the three vessels represent a small portion of Aries fleet both in terms of the number of vessels (there are now 14 vessels including the three acquired from GU), value and contribution to revenue and cash flow, management believes that Aries should remain the predecessor, as outlined below.
Reporting Implications and Conclusion
          The reporting implications for Aries can be summarized as follows:
          As the GU vessels are deemed to be assets and the company has determined that the Aries accounts should be adjusted to fair value, then a question arises as to the most appropriate predecessor presentation — i.e., the GU vessels compared to the Aries’ historical operations at their historical cost basis.
          The Company believes that the transfer of the vessels to Aries from Grandunion should be accounted for as an asset acquisition and at historical book value since control over the vessels has not changed. Conversely, since control over the Aries’ assets and liabilities has changed, those assets and liabilities should be reflected at fair value as of the transaction date. The Company also believe Aries’ historical operations should be reflected as the predecessor at historical basis since the relative size of the Aries historical operations as compared to the transferred vessels best reflects the substance of the series of transactions which resulted in the recapitalization and restructuring of the Aries operations. The Company believes it would be unusual and not representative of the intent of the parties or the economics of the transaction to present the three GU vessels as having acquired control of the 11 Aries’ vessels.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 10, 2009

          The Company believes that, taking into account the facts as summarized herein and the authoritative guidance, the vessels should be viewed as assets, which is consistent with accepted historical industry standards/practices. As a result, the Company intends to report the following presentation:
(1) Aries historical results are reflected as the predecessor;
(2) new basis of accounting is applied to Aries at the consummation date; and
(3) the three GU vessels are recorded by Aries at GU’s historical cost basis.
Note: (2) and (3) will represent the combined successor accounts as of October 14, 2009 separated by a black-line from the predecessor accounts.
          The Company believes this presentation most closely aligns with the economics of the transactions, principally that the three vessels represent a small portion of Aries’ fleet both in terms of the number of vessels (there are now 14 vessels including the three acquired from GU), value and contribution to revenue and cash flow. The weight of the evidence supports exchange of vessels as an acquisition of assets by Aries in this case and that the historical results of Aries as predecessor would result in the most meaningful presentation compared to the GU vessels given the relative size and economics of the vessels and in the context of the transactions undertaken in connection with the recapitalization.
Subsequent Events
          On November 16, 2009 Focus converted $20.0 million of the 7% Notes into approximately 26.7 million common shares representing approximately 35.7% of Aries’ outstanding common shares which diluted Grandunion’s voting interest to 45.4%. Accordingly, as of the date of this letter, Grandunion does not have a controlling interest in Aries through its direct share ownership.
          Aries continues to identify opportunities that will improve the overall leverage of the Company and to increase the cash flows in order to improve their ability to service their debt. On November 16, 2009, Aries announced that Aries and Grandunion have entered into a non-binding letter of intent to transfer six additional vessels and the management company Newlead Shipping S.A. (“Newlead”) to Aries. The transaction is subject a number of conditions, including board approval and consents from existing creditors and is not expected to close until 2010. No assurance can be provided that this transaction will be closed and, if closed, in the form contemplated. At the time of the recapitalization of Aries on October 13, 2009, the transfer of the additional vessels and Newlead was not contemplated by Aries and GU. The decision to transfer additional assets and Newlead to Aries came about as a result of further evaluation by management and discussions with Aries’ lenders after the October 13, 2009 consummation date and management considers this to be a separate transaction which is independent from the recapitalization. The Company notes that the number of shares that would be issued to GU if the additional transaction is consummated would increase GU’s direct ownership to a level slightly below 50% , thus GU would still not directly hold a controlling voting interest in Aries. Accordingly, the Company believes the subsequent transactions, if consummated, would not be considered to be transactions between entities under common control and would be accounted for at fair value by Aries. The transfer of the additional six vessels and Newlead, if consummated, will be accounted for at fair value on the date the transaction is complete and will not be reflected as a change in reporting entity. In regard to the determination of the predecessor, the Company considered whether this contingent transaction should be considered collectively with the three vessels, thus possibly influencing the

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
December 10, 2009

conclusion of whether the transferred assets constitute a business. Management believes the three vessels transferred on October 13, 2009 and the six vessels to be transferred, if at all, at some point in the future should not be evaluated together since these transactions were separate and distinct and the proposed transaction is contingent upon a number of conditions. Furthermore, the three vessels from October 13, 2009 were transferred when Grandunion gained control whereas Grandunion will not have control, if and when, the six vessels and management company are transferred to Aries. As a result, this transaction does not impact the Company’s conclusion that Aries is the predecessor.